SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.      )

Ixia
(Name of Subject Company)

Ixia
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Without Par Value, of Ixia
(Title of Class of Securities)
45071R 10 9
(CUSIP Number of Class of Securities)
Ronald W. Buckly
Senior Vice President, Corporate Affairs and General Counsel
Ixia
26601 West Agoura Road
Calabasas, California 91302
(818) 871-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
Katherine F. Ashton, Esq.
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, California 90401
CALCULATION OF FILING FEE

Transaction Valuation	Amount of filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

	Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS
EXHIBIT INDEX
EXHIBIT 99.1

     This Tender Offer Statement on Schedule TO is being filed by Ixia (“Ixia” or the “Company”) pursuant to General Instruction D to Schedule TO.
Explanatory Note
     On April 11, 2008, the Board of Directors of Ixia authorized, subject to shareholder approval, a one-time option exchange program (the “Option Exchange Program”) that would permit the Company’s employees (other than executive officers) to exchange certain eligible options outstanding under the Company’s Amended and Restated 1997 Equity Incentive Plan for a lesser number of stock options to be issued under the Company’s proposed 2008 Equity Incentive Plan (the “2008 Plan”). The 2008 Plan was approved by the Company’s Board of Directors on April 11, 2008, and is subject to approval by the Company’s shareholders at their Annual Meeting of Shareholders (the “Annual Meeting”) scheduled to be held on May 28, 2008.
     On April 28, 2008, the Company filed with the Securities and Exchange Commission a definitive proxy statement regarding the Annual Meeting. The proxy statement included proposals for the shareholders to approve, among other matters, the 2008 Plan and the Option Exchange Program. A copy of the definitive proxy statement is attached hereto as Exhibit 99.1.
Additional Information and Where to Find It
     PLEASE NOTE: Ixia has not commenced the proposed Option Exchange Program referred to in this Tender Offer Statement on Schedule TO and in Exhibit 99.1 hereto. If the 2008 Plan and the Option Exchange Program are approved by the shareholders of the Company at the Annual Meeting, Ixia will provide eligible employees with written materials explaining the full terms and conditions of the Option Exchange Program and will also file those materials with the Securities and Exchange Commission. WHEN ANY SUCH MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE PROGRAM. Even if the 2008 Plan and the Option Exchange Program are approved by the Company’s shareholders at the Annual Meeting, the Compensation Committee of the Company’s Board of Directors will retain the authority, in its discretion, not to commence the Option Exchange Program or to terminate or postpone the Option Exchange Program at any time prior to expiration of the election period during which eligible employees may elect to participate in the Option Exchange Program.
     If the 2008 Plan and the Option Exchange Program are approved at the Annual Meeting and materials regarding the Option Exchange Program are filed with the Securities and Exchange Commission, the materials will also be available free of charge at www.sec.gov and on Ixia’s website at www.ixiacom.com and by contacting Ixia’s Corporate Secretary at 26601 West Agoura Road, Calabasas, California 91302, telephone (818) 444-3131.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2008.